October 18, 2013

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Universal Technical Institute, Inc. Form 10-K for the fiscal year ended September 30, 2012 Filed November 28, 2012 File No. 001-31923

Dear Mr. Spirgel:

On behalf of Universal Technical Institute, Inc. (the “Company”) and in connection with the Form 10-K for Fiscal Year Ending September 30, 2012, filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 28, 2012 (File No. 001-31923) (the “Annual Report”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the Annual Report as transmitted by a letter dated September 27, 2013. The answers set forth herein refer to each of the Staff’s comments by number and heading. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter.  In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.

Item 1, Business, page 2
Student Admissions and Retention, page 11

1.
Please revise to briefly provide support and context for the statement that your 65% student completion rate in 2012 compares favorably with other providers of comparable educational and training programs.

We plan to revise our future disclosures beginning with our 2013 Form 10-K (current page 11) as follows:

Proposed 2013 Disclosure

Student Admissions and Retention

To maximize the likelihood of student ~~completion~~ retention and graduation, our admissions process is ~~requirements are~~ intended to identify students who have the desire and ability to succeed in their chosen program. We have student services professionals and other resources that provide various student services including orientation, tutoring, student housing assistance, and academic, financial, personal and employment advisement. We have established processes to identify ~~at-risk~~ students who may be in need of ~~proactive~~ assistance to succeed in and complete their chosen program. ~~Our consolidated student completion rate in 2013 was~~

~~approximately X%, which we believe compares favorably with the student completion rates of other providers of comparable~~
~~educational/training programs. The 2013 completion rate is based on new students that began one of our programs during the period October 1, 2011 through September 30, 2012 and completed or are still attending as of September 30, 2013.~~

Response to Comment Letter

In the draft language for our 2013 10-K, we have removed the reference to our internal completion calculation and how it compares to other comparable education/training programs. With the increase of publicly available information and data standards, we have removed this language because the methodology used by other institutions and reporting bodies to determine completion rate may differ from our calculation (although our methodology was defined in the 2012 10-K). However, we believe that the statement in our 2012 10-K that our completion rate compared favorably is supported by the available direct comparisons regarding graduation rates, as completion rates and graduation rates are related calculations. Specifically, our graduation rate was 64.4% for 2011 and 62.8% for 2012 based on data reported to our accreditor, the Accrediting Commission of Career Schools and Colleges. In comparison, the National Center for Education Statistics (NCES) reported that our 2012 graduation rates by campus ranged from 51% to 69%. Additionally, the most recent NCES summary analysis (2011) shows the graduation rate for two-year public institutions (community colleges) was significantly lower at 20%; two-year private non-profit institutions also had a lower NCES average graduation rate of 51%; and two year for-profit institutions had a similar average graduation rate of 62%.

Graduate Employment, page 12

1.
Please explain in greater detail the factors used to determine your employment rate upon graduation. Disclose the percentage of students employed in your targeted industry - automotive, diesel, collision, repair, motorcycle and marine technician positions. As necessary, disclose the percentage of students employed in different industries. Also distinguish between full-time and part-time employment. Lastly, discuss whether you subsidize the employment of graduates with employers. If so, please disclose the material terms of any such arrangements.

We plan to revise our future disclosures beginning with our 2013 Form 10-K (current page 12) as follows:

Proposed 2013 Disclosure

Graduate Employment

As described in “Business - Schools and Programs” included elsewhere in this report on Form 10-K, our programs prepare graduates for careers as automotive, diesel, collision repair, motorcycle and marine technicians in industries requiring the training we provide. Identifying employment opportunities and preparing our graduates for these careers ~~in the automotive, diesel, collision repair, motorcycle and marine industries~~ is critical to our ability to help our graduates benefit from their education. Accordingly, we dedicate significant resources to maintaining an effective employment team. Our campus-based staff facilitates several career development processes, including instruction and coaching for interview skills and professionalism, provides reference materials and assistance with the composition of resumes and assists in part-time and graduate job searches.

We also have a centralized department whose focus is to build relationships with potential national employers and develop graduate job opportunities and, where possible, relocation assistance, tool packages and tuition reimbursement plans with our OEMs and other industry employers. Together, the campuses and centralized department coordinate and host career fairs, interview days and employer visits to our campus locations. We believe that our graduate employment services provide our students with a ~~more~~ compelling value proposition and enhance the employment opportunities for our graduates.

~~During 2012, there was a significant increase in regulatory oversight of employment verification in the private education sector. Additionally, many companies are outsourcing their employment verification process, making it more difficult to obtain detailed job and wage information. We continue to monitor our employment verification process closely.~~

Our employment rates for 2012 and 2011 graduates were [__]% and 82%, respectively. The employment calculation is based on all graduates, including those that completed manufacturer specific advanced training programs, from October 1, 2011 to September 30, 2012 and October 1, 2010 to September 30, 2011, respectively, excluding graduates not available for employment because of continuing education, military service, health, incarceration, death or international student status. We count a graduate as employed based on a verified understanding of the graduate’s job duties to assess and confirm that the graduate’s primary job responsibilities are in his or her field of study. For 2012, we had approximately [__] total graduates, of which approximately [__] were available for employment. Of those graduates available for employment, approximately [__] were employed within one year of their graduation date, for a total of [__]%. For 2011, we had approximately 13,600 total graduates, of which approximately 12,800 were available for employment. Of those graduates available for employment, approximately 10,500 were employed within one year of their graduation date, for a total of 82%.

Response to Comment Letter

We count a graduate as employed if he or she obtains employment in his or her field of study within one year of graduation. We rely on an understanding of the graduate’s job duties at his or her employment to assess and confirm that the graduate’s primary job duties are in his or her field of study to qualify as employment in his or her field of study. For example, if a student graduates from our automotive technician program and is working as a receptionist at an automotive dealership/service facility, he or she would not be counted as employed in his or her field of study because his or her training as an automotive technician is not being utilized as the primary aspect of his or her work. On the other hand, a graduate of the automotive technician program who is working as an automotive technician at the same dealership is counted as employed in his or her field of study. Likewise, a graduate of the diesel program who is working as a diesel technician or a graduate of the motorcycle program who is working as a motorcycle technician is also counted as employed in his or her field of study. Moreover, a graduate of the diesel program who works on an oil barge repairing the diesel equipment on board would also be counted as employed in his or her field of study even though he or she is not working on diesel trucks, because his or her training as a diesel technician is being utilized as the primary aspect of his or her work. Our policy is that a graduate must work at least 20 hours per week in order to be counted as employed; however, there is no distinction made between the graduate who works 20 hours per week at a particular employer and one who works 40 hours per week. We do not subsidize a graduate’s pay.

We verify employment by sending written verification requests to both the graduate and the employer. The verifications must include employer name, job duties, job title, hire date and supervisor’s name. Once we receive written verification from either source, the graduate is counted as employed. If we are unable to obtain written verification, we also count graduates as employed if we are able to obtain verbal verification from both the graduate and the employer. We conduct periodic audit sampling of employment verifications to ensure accuracy.

Competition, page 13

2.
We note the for-profit postsecondary education industry has steadily risen over the past decade. Please discuss in greater detail your competitive position in the technical school market. For example, provide a context to understand how your enrollment, employment rate, job placement with employers in your targeted industry groups, and other factors, compare to competing schools. Please refer to Item 101(c)(1)(x) of Regulation S-K.

We plan to revise our future disclosures beginning with our 2013 Form 10-K (page 13) as follows:

Proposed 2013 Disclosure

Competition

The for-profit, post-secondary education industry is highly competitive and highly fragmented, with no one provider controlling significant market share. We compete with other institutions that are eligible to receive Title IV funding, including not-for-profit public and private schools, community colleges and all for-profit institutions which offer automotive, diesel, collision repair, motorcycle and marine technician as well as other skilled trades training programs. Our competition differs in each market depending on the curriculum that we offer. Our main competitors for the programs we provide are other for-profit career-oriented and technical schools, including Lincoln Technical Institute, a wholly-owned subsidiary of Lincoln Educational Services Corporation; WyoTech, which is owned by Corinthian Colleges, Inc., and traditional two-year junior and community colleges. Competition is generally based on location, the type of programs offered, the quality of instruction, graduate employment rates, reputation, recruiting and tuition rates. Public institutions are generally able to charge lower tuition than our schools, due in part to government subsidies and other financial sources not available to for-profit schools.

According to data available through the National Center for Education Statistics (NCES), for 2012, we had [ ] graduates; Lincoln Technical Institute had [ ] graduates and WyoTech had [ ] graduates in programs similar to ours. This data also shows that no individual community college had a number of graduates commensurate with ours in similar programs. Further, we partner with over 25 original equipment manufacturers (OEMs) to provide manufacturer specific advanced training. We believe that we have the largest number of OEM branded training programs. These OEMs provide vehicles, equipment, specialty tools and curricula that lead to increased training and employment opportunities for our students, including the potential for brand specific certifications. For additional information regarding the benefits of the relationships with OEMs, see “Business - Business Model” and “Business - Business Strategy” included elsewhere in this report on Form 10-K. We believe that our industry relationships, brand recognition and national presence provide significant benefit to our students and their employers while differentiating us from other technical training schools. ~~We believe that our industry relationships, size, brand recognition, reputation and nationwide recruiting system provide UTI with a competitive advantage.~~

Response to Comment Letter

We are not aware of another school whose entire focus is on providing automotive, diesel, collision repair, motorcycle and marine technician training on a national basis. Further, we are not aware of another technical school or community college that offers the depth of manufacturer specific advanced training programs that we do. These manufacturer specific training programs, which involve a collaborative effort between us and our OEM partners in curriculum development and instruction, support the hiring needs of the OEMs’ dealer networks. Our OEM partners include American Honda Motor Co., Inc.; BMW of North America, LLC; Cummins Rocky Mountain, a subsidiary of Cummins, Inc.; Daimler Trucks N.A.; Ford Motor Co.; General Motors Co.; Harley-Davidson Motor Co.; Kawasaki Motors Corp., U.S.A; Mercedes- Benz USA, LLC; Mercury Marine, a division of Brunswick Corp.; Navistar International Corp.; Nissan North America, Inc.; Porsche Cars of North America, Inc.; Suzuki Motor of North America, Inc.; Toyota Motor Sales, U.S.A., Inc.; Volvo Cars of North America, LLC, Volvo Penta of the Americas, Inc. and Yamaha Motor Corp. USA. Many of these OEMs have multiple brands and also provide support to more than one of our programs, such as Toyota, Scion and Lexus. These OEMs, by entering into and continuing their collaborative relationships with us, demonstrate their confidence in our ability to recruit, enroll and educate the caliber of student who can benefit from the high quality core technical training that effectively prepares our students for manufacturer specific advanced training courses. The manufacturer specific courses, in turn, ultimately produce an effectively trained and prepared graduate to meet the hiring needs of the OEMs’ dealer networks.

We believe that our brand recognition is favorably impacted by this number and quality of OEM relationships, which in turn helps us to recruit quality students nationally. We have a nationwide admissions team, which visits high schools located in all 50 states and the United States territories and services the needs of prospective career changing adult students and potential students transitioning from military service.

Lastly, we had almost twice as many graduates as our two largest public company competitors, Lincoln Technical Institute and WyoTech. Based on the total number of student graduates reported by NCES for 2011 we had 12,724 graduates; Lincoln Technical Institute had 6,200 graduates and WyoTech had 6,717 graduates in programs similar to ours. This data also shows that no individual community college had a number of graduates commensurate with ours in similar programs. We have not included employment rate comparisons because we do not have comparable consolidated employment rate data for all of our competitors, specifically community colleges, with which to make an accurate comparison.

**************
We hereby acknowledge that Universal Technical Institute, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the Staff. Furthermore, we acknowledge that Universal Technical Institute, Inc. may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the cooperation of the Staff in working with us to address any further comments that the Staff may have on the subject Annual Report. We welcome the opportunity to speak with Staff members directly in an effort to expedite the review process. Please feel free to contact the undersigned at (623) 445-9388 if you wish to discuss our submission.

We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

Chad A. Freed
Senior Vice President and General Counsel

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